EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The financial statements as of December 31, 2023 and for the year then ended incorporated by reference in this prospectus have been so included in reliance on the report of Mazars USA LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

/s/ Mazars USA LLP

New York, New York

July 1, 2025